[The Pantry, Inc. Letterhead]

July 7, 2006

Via EDGAR and Facsimile (202-772-9203)

Mr. Anthony Watson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	The Pantry, Inc.

Form 10-K for Fiscal Year Ended September 29, 2005

Form 10-Q for Fiscal Quarter Ended December 29, 2005

Filed December 13, 2005 and February 7, 2006

File No. 0-25813

Dear Mr. Watson:

By letter dated March 9, 2006, Mr. George F. Ohsiek, Jr. provided The Pantry, Inc. (the “Company”) with comments on the above-referenced filings made by the Company with the Securities and Exchange Commission (the “Commission”). The Company responded to each such comment in writing on April 14, 2006 (the “Initial Response Letter”), and on June 1, 2006, in response to an inquiry by our outside legal counsel as to the status of the comment process, you provided our outside legal counsel with three follow-up questions via telephone. This letter includes each follow up question in bold as they were relayed orally to our outside legal counsel with the Company’s response set forth immediately below.

1.	Please explain in detail the economic need and substantive business purpose for structuring the note hedge and warrant transactions as two separate transactions that could not have been achieved in one combined transaction. The staff notes in this regard that the two transactions were entered into contemporaneously with the same counterparty and the transactions appear to relate to the same risk.

We respectfully refer you back to the Initial Response Letter, which we believe provides additional background and information regarding this question, including numerous differences in contractual terms of the note hedge1 and warrant2, some of which we summarize below.

As mentioned in the Initial Response Letter, although generally deductible for tax purposes, the cost of the note hedge was high due to the volatility and recent strong performance of the Company’s share price, as well as the duration of the note hedge. Thus, the Company decided to sell a warrant to purchase the Company’s common stock to the counterparty with a higher strike price than the conversion price of the convertible notes. The value of the warrant was also driven by the recent strong performance of the Company’s stock price. The combined effect of the note hedge and the warrant was to (i) preserve cash by lowering the cost of the note hedge and (ii) effectively increase the stock price at which the Company would be required to issue shares on conversion of the convertible notes (in the Company’s case, from 27.5% up to approximately 60%, based on the closing price of the Company’s common stock on November 16, 2005 – $39.29 per share) thereby resulting in less risk of share dilution.

In response to the above-referenced question about the economic need and substantive business purpose for structuring the note hedge and warrant transactions as two separate transactions, we note that those same issues are a part of the thought process underlying the accounting literature governing when to combine separate financial instruments for accounting purposes. Paragraph A26 of Financial Accounting Standards Board (“FASB”) Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FASB No. 150”) contains an example of an issuer contemporaneously entering into three freestanding instruments with the same counterparty – a written put option on its equity shares, a purchased call option on its equity shares, and outstanding shares of stock. Paragraph A26 states that “[u]nder this Statement, those three contracts would be separately evaluated” and “under paragraph 14, neither the purchased call option nor the shares of stock are to be combined with the written put option in applying paragraphs 9-12 unless otherwise required by Statement 133 and its related guidance.” (footnote omitted)

Derivatives Implementation Group (“DIG”) Issue No. K1, Miscellaneous: Determining Whether Separate Transactions Should Be Viewed as a Unit (“DIG K1”), provides guidance on when it is appropriate to combine two individual transactions and to account for the two transactions as a unit. DIG K1 concludes:

[1]	As in the Initial Response Letter, all discussions of the note hedge in this letter are summarized from the two Note Hedge Confirmations with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “ML Affiliate”) dated November 16 and November 21, 2005, respectively, and filed as Exhibits 10.3 and 10.4, respectively, to the Company’s Current Report on Form 8-K filed with the Commission on November 22, 2005. As in the Initial Response Letter, although there are two Note Hedge Confirmations, for simplicity, we refer to them collectively in this letter as one note hedge.
[2]	As in the Initial Response Letter, all discussions of the warrant in this letter are summarized from the two Warrant Confirmations with the ML Affiliate dated November 16 and November 21, 2005, respectively, and filed as Exhibits 10.5 and 10.6, respectively, to the Company’s Current Report on Form 8-K filed with the Commission on November 22, 2005. As in the Initial Response Letter, although there are two Warrant Confirmations, for simplicity, we refer to them collectively in this letter as one warrant.

“If two or more separate transactions may have been entered into in an attempt to circumvent the provisions of Statement 133, the following indicators should be considered in the aggregate and, if present, should cause the transactions to be viewed as a unit and not separately:

a. The transactions were entered into contemporaneously and in contemplation of one another

b. The transactions were executed with the same counterparty (or structured through an intermediary)

c. The transactions relate to the same risk

d. There is no apparent economic need nor substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction.”

In the Company’s transactions, only subparagraphs a (the transactions were entered into contemporaneously and in contemplation of one another) and b (the transactions were executed with the same counterparty) were satisfied. The note hedge and warrant were not entered into separately in an attempt to circumvent an accounting provision, they do not relate to the same risk and they were structured separately for a substantive business purpose that could not have been accomplished in a single transaction.

Circumvention of Accounting Provision – The note hedge and warrant were not entered into separately in an attempt to circumvent an accounting provision. In fact, the Company believes that combining the note hedge and warrant would not change the ultimate accounting for the two transactions. If both instruments are separately required to be classified as equity, the Company believes that a combined instrument would also be required to be classified as equity. In addition, if the two instruments were combined, the Company does not believe that it would benefit for tax purposes from the deductibility of the cost of the note hedge (see below under “Substantive Business Purpose of Separate Transactions”).

Note Hedge and Warrant Do Not Relate to Same Risk – As described in detail in the Initial Response Letter, the note hedge and warrant are separate and legally distinct instruments, with many different terms, including available exercise dates, protection from share volatility and valuation. While it is true the values of the note hedge and warrant are both impacted by changes in the fair value of the Company’s common stock, given the substantive differences in contractual terms of each instrument, the Company believes that the two transactions do not relate to the same risk.

The underlying for the warrant is a stock price of $62.86 per share and, as mentioned in the Initial Response Letter, the warrant is exercisable only on the maturity date. Thus, it will be economical for the counterparty to exercise the warrant only if the Company’s stock price on the maturity date exceeds $62.86 per share. On the other hand, the note hedge is triggered at certain times during the term of the convertible notes if, among other things, the conversion value of the convertible notes exceeds the conversion premium of $50.09 per share (subject to adjustment).

The Company believes the risk is different as a result of the timing of exercisability of each instrument, which is not dependent on, or related to, the exercise of the other instrument. While the warrant can only be exercised on one specific date in the future, the note hedge requires the ML Affiliate to deliver shares from time to time during the term of the convertible notes upon conversion events that occur with respect to the convertible notes. As a result, depending on the Company’s stock price on conversion of the convertible notes and on the maturity date of the warrant, it is possible for the ML Affiliate to lose money on the note hedge (that is, be obligated to deliver shares when the Company’s stock price exceeds $50.09 per share) and to realize no benefit from the warrant (because the Company’s stock price on the maturity date of the warrant is less than $62.86 per share). In such a circumstance, the Company would realize no dilution, while still having received the proceeds from the warrant.

Substantive Business Purpose of Separate Transactions – As noted above and in the Initial Response Letter, one of the Company’s goals in consummating the subject transactions was to preserve cash by lowering the cost of the note hedge. One of the key components of the net cost of the note hedge and warrant to the Company was the deductibility of the cost of the note hedge for tax purposes. The differentiation in the terms and conditions, including separate confirmations, of the note hedge and warrant transactions results in different tax treatment under Section 1275 of the Internal Revenue Code of 1986, as amended. That is, this differentiation allows the two instruments to be treated separately under the tax integration rules, thus permitting the Company to deduct payments relating to the note hedge, and lowering the after-tax net cost by approximately $17 million. As discussed above and in the Initial Response Letter, although the Company’s goal was to mitigate the risk of potential share dilution from conversion of the convertible notes, it still sought to achieve the most economical transaction that preserved cash for the Company.

Further, the Company believes that DIG Issue No. K2, Are Transferable Options Freestanding or Embedded? (“DIG K2”) and DIG Issue No. K3, Determination of Whether Combinations of Options with the Same Terms Must Be Viewed as Separate Option Contracts or as a Single Forward Contract (“DIG K3”) provide additional guidance on when it is appropriate to combine two individual transactions. DIG K2 states that options that may be transferred to a third party could result in the investor (writer) having different counterparties and therefore should be considered freestanding instruments for accounting purposes. Example 2 in DIG K3 states that freestanding options that are executed contemporaneously with the same counterparty at inception but where one option may be transferred to a different counterparty should be viewed as separate freestanding instruments as opposed to a single unit for accounting purposes.

As noted in the Initial Response Letter, the note hedge and warrant are each documented in separate confirmations that can be traded or assigned (with the consent of the counterparty – which consent, in the case of the warrant, may not be unreasonably withheld) without regard to the other instrument (or the convertible notes). By structuring the note hedge and warrant as separate instruments, the counterparty has the ability to assign or transfer one instrument, and due to discrete and differing terms that are not intermingled with those of the other instrument, ascertain a straightforward value.

Accordingly, for the reasons noted above and further addressed in the Initial Response Letter, the Company believes (i) there was in fact economic need and substantive business purpose for structuring the note hedge and warrant as separate transactions that could not have been achieved in one combined transaction and (ii) although the two transactions were entered into contemporaneously with the same counterparty, the transactions did not in fact relate to the same risk.

2.	Please explain in detail why The Pantry believes treating the note hedge, or net effect of the note hedge and warrant transactions, as a reduction in equity makes sense and is reflective of the economic substance of the transaction(s).

Consistent with our analysis in the Initial Response Letter of Emerging Issues Task Force (“EITF”) Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), we offer for your consideration Paragraph 7 of EITF 00-19, which concludes that issuers should assume (a) share settlement for contracts that provide the issuer with a choice of net-cash settlement or settlement in shares and (b) net-cash settlement for contracts that provides the counterparty with a choice of net-cash settlement or settlement in shares. That overall conclusion contains the following caveat:

“However, this Model is not applicable when settlement alternatives do not have the same economic value attached to them or when one of the settlement alternatives is fixed or contains caps or floors. In those situations, the accounting for the instrument (or combination of instruments) should be based on the economic substance of the transaction.3 However, the Model still applies to contracts that have settlement alternatives with different economic values if the reason for the difference is a limit on the number of shares that must be delivered by the company pursuant to a net-share settlement alternative.” (emphasis added)

[3]	For example, if a freestanding contract, issued together with another instrument, requires that the company provide to the holder a fixed or guaranteed return such that the instruments are, in substance, debt, the company should account for both instruments as liabilities, regardless of the settlement terms of the freestanding contract. Another example of such an instrument was addressed by the Task Force in Issue No. 98-12, Application of Issue No. 00-19 to Forward Equity Sales Transactions (“Issue 98-12”), which requires that the two specific contracts in question should be combined and accounted for as an equity instrument and accounted for similar to preferred stock. [Note: Issue 98-12 has been nullified by Statement 150. See STATUS section of Issue 98-12 for details.]

Paragraph 8 of EITF 00-19 then states, “accordingly, unless the economic substance indicates otherwise, contracts would be initially classified . . .” We believe the guidance in paragraphs 7 and 8 of EITF 00-19 instructs reporting enterprises to deviate from the overall model contained in EITF 00-19 only “when the settlement alternatives do not have the same economic value attached to them or when one of the settlement alternatives is fixed or contains caps or floors.” As explained in the Initial Response Letter, the settlement alternatives for the note hedge have the same economic value. In addition, the settlement alternatives for the warrant have the same economic value (other than the allowed deviation related to limiting the number of shares that must be delivered for the warrant settlement). Further, the note hedge and warrant do not contain any settlement alternatives that are fixed or contain caps or floors. Accordingly, we believe that we are required to classify the note hedge and warrant pursuant the overall model that is contained in EITF 00-19.

In our view, it is the role of the standard setter to consider the substance (economics) of transactions when it sets accounting standards. With respect to transactions such as the note hedge and warrant, the EITF concluded that, other than for situations “when the settlement alternatives do not have the same economic value attached to them or when one of the settlement alternatives is fixed or contains caps or floors,” the substance of such transactions is best reflected by applying the overall model contained in EITF 00-19.

This view of the role of the standard setter is consistent with a report issued by the Commission in July 2003, Study Pursuant to Section 108(d) of the Sarbanes-Oxley Act of 2002 on the Adoption by the United States Financial Reporting System of the Principles-Based Accounting System (the “Section 108(d) Study”). In the Section 108(d) Study, the Commission staff concluded that:

“There are various ways that the economics of an arrangement can be viewed and evaluated. Reasonable people can reasonably disagree on the economics of an arrangement. It is, however, precisely the role of the standard-setter to define the class of transactions included within the economic arrangement and to then establish the appropriate accounting for that class of transactions. While not everyone will agree with the standard-setter’s conclusion, making the determination of the underlying economics of an arrangement and appropriate accounting for that arrangement are integral to the standard-setter’s role.”

Further, we believe the guidance in FASB Staff Position No. FAS 129-1, Disclosure Requirements under FASB Statement No 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities, paragraph 5, and in particular footnotes 1 and 2, acknowledges that the FASB believes that derivatives entered into in connection with convertible debt offerings are accounted for separately from the related convertible debt instrument as opposed to being combined as a single instrument for accounting purposes.

3.	Please explain in detail how The Pantry determined that the note hedge and warrant transactions meet the definition of “derivative” under paragraph 6 of FAS No. 133. In light of the $43.7 million paid for the note hedge and the $25.2 million received in the warrant transaction, the staff is particularly interested in how The Pantry determined that each transaction has the characteristics described in paragraph 6(b) of FAS No. 133.

Paragraph 6 of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“FASB No. 133”), sets forth three criteria that must be met for a contract to be a derivative instrument.

Paragraph 6(a) – The contract has an underlying and a notional amount (or payment provision).

For both the note hedge and warrant, the underlying is a stated price per share for the Company’s common equity ($50.09 for the note hedge and $62.86 for the warrant). The notional amount is the number of shares of the Company’s common stock specified in each contract (2,994,330 shares for the note hedge, before consideration of additional change in control shares, and 2,993,000 shares for the warrant).

Paragraph 6(b) – The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

The Company paid $14.59 per share for the note hedge ($43.7 million divided by 2,994,330 shares) and received $8.42 per share for the warrant ($25.2 million divided by 2,993,000 shares) as compared to the price of its common stock at the date of trade –$39.29 per share. Paragraph 8 of FASB No. 133 states “if the initial net investment in the contract (after adjustment for the time value of money) is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged either to acquire the asset related to the underlying or to incur the obligation related to the underlying, the characteristic of paragraph 6(b) is met.” In the case of the note hedge and warrant, the Company compared the premium paid/received to the Company’s stock price at the date of trade. Because the per share amount paid for the note hedge and received for the warrant are both significantly less than the Company’s stock price at the date of trade ($39.29 per share), the Company concluded both contracts met the criterion in paragraph 6(b) of FASB No. 133. Additionally, the Company believes that the premiums paid and received, respectively, for the note hedge and the warrant were reflective of the fair values of those instruments at the date those derivatives were entered into and did not include any unstated consideration for any other transaction, including the issuance of the convertible notes.

Paragraph 6(c) – The contract terms require or permit net settlement, or it can readily be settled net by a means outside the contract.

Both contracts permit net settlement.

Accordingly, both the note hedge and warrant meet all of the criteria in paragraph 6 of FASB No. 133 for derivative instruments.

* * * * *

As requested in your March 9, 2006 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone (919) 774-6700, extension 5202) or email (dkelly@thepantry.com).

Sincerely,

/s/ Daniel J. Kelly
Daniel J. Kelly
Vice President, Chief Financial Officer and Assistant Secretary

cc:	Carl N. Patterson

Jason L. Martinez